SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-14706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ingles Markets, Incorporated

Investment/Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Ingles Markets, Incorporated Investment/Profit Sharing Plan

As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2007 and 2006

and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

Ingles Markets, Incorporated Investment/Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 and reportable transactions for the year ended December 31, 2007 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Greenville, South Carolina

June 23, 2008

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments at fair value:
Employer securities	$29,956,875	$44,514,504
Collective trust funds	23,106,416	18,449,283
Mutual funds	24,322,429	20,701,600
Loans to participants	3,943,124	3,838,001

	81,328,844	87,503,388
Cash	1,843	307,027

Total assets	81,330,687	87,810,415

Liabilities
Due to broker, net	1,841	288,316

Net assets available for benefits	$81,328,846	$87,522,099

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Net appreciation (depreciation) in fair value of investments	$(1,388,360)
Dividends	1,405,908
Interest	300,413

317,961
Contributions:
Participants	4,185,156
Employer	959,480

5,144,636
Total additions	5,462,597
Deductions
Distributions to participants	11,259,260
Administrative expenses	370,740
Corrective distributions	25,850

Total deductions	11,655,850

Net decrease	(6,193,253)
Net assets available for benefits at beginning of year	87,522,099

Net assets available for benefits at end of year	$81,328,846

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrative Committee.

General

The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the Company and Plan Sponsor) and its wholly-owned subsidiary Milkco, Inc. who have completed one year of eligibility service as defined in the Plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company – discretionary in nature; (ii) participant 401(k) contributions from 1% to 50% (in increments of 1%) of their pre-tax annual compensation as defined in the Plan document (subject to regulatory limitations), and (iii) Company 401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period. During 2006, the Plan document was amended to change the limit of the discretionary 401(k) matching contribution from a maximum of 5% to a maximum of 3% of a participant’s compensation as defined in the Plan document. In addition, all participants who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

In 2007, the Company made discretionary 401(k) matching contributions of $1,159,120, of which $959,480 was funded in cash and $199,640 was funded through forfeitures. The Company made no discretionary profit sharing contributions during 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and with allocations of Plan earnings and any Company matching and profit-sharing contributions. Allocations are based on participant account balances, participant compensation as defined in the Plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in 1% increments to any of the Plan’s fund options. No participant 401(k) contributions can be made to the Ingles Stock Fund. Participants may change their investment options daily.

Vesting and Forfeitures

Contributions by participants plus actual earnings thereon are immediately 100% vested and nonforfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100% vesting occurring after the completion of six years of service.

Forfeited balances are utilized as follows:

a)	First, to restore the nonvested portion of the Company contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the Plan document.

b)	Second, at the discretion of the Plan Sponsor, to pay Plan expenses.

c)	Third, to reduce Plan Sponsor contributions as described in the Plan document.

Forfeitures of $202,928 were used during 2007 to reduce the Company’s matching contributions and to pay certain administrative expenses. Unallocated forfeitures at December 31, 2007 and 2006 were $15,321 and $181,175, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50% of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant, or their beneficiary in the case of death, may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan. Other allowable expenses such as investment advisory fees are paid by the Plan.

Investment Risk

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and schedule of the Plan. Because the Ingles Stock Fund – Class B and the Ingles Class A Stock Fund are not diversified, they may experience wider variation in value than the other Plan funds.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Amendment

Effective January 1, 2007 the plan was amended and restated to comply with and make changes permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001; the Job Creation and Worker Assistance Act of 2002; the Pension Protection Act of 2006 and to comply with final regulations issued by the Internal Revenue Service to Section 415 of the Internal Revenue Code of 1986.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Included in this amendment were provisions to allow Plan participants to divest and reinvest, over a three year time period, the portion of their account that is invested in the Ingles Stock Fund. The three year phase in period does not apply to participants who had attained age 55 and completed three years of service as of January 1, 2006. Accordingly, the amounts listed in Note 4 as Nonparticipant-Directed Investments reflect the portion of the Ingles Stock Fund that could not be divested and reinvested by Plan participants at December 31, 2007 and December 31, 2006.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157, as it relates to financial assets and liabilities, is effective for the Company beginning January 1, 2008.

In February 2008, the FASB issued Financial Accounting Standards Board Staff Position FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2), which permits a one-year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company will adopt SFAS 157 and FSP FAS 157-2 effective January 1, 2008. Accordingly, the provisions of SFAS 157 will not be applied to nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. The Company is currently analyzing the impact of SFAS 157 on the Plan’s financial statements.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices of the Ingles Markets, Incorporated Class A Common Stock are used to value the Ingles Markets, Incorporated Class B Common Stock. The fair value of the participation units owned by the Plan in collective trust funds, Enhanced Stock Market Fund of Wachovia and Diversified Bond Group Trust of Wachovia, held by Wachovia Bank, N.A., the Plan trustee, are based on quoted redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing price on the last business day of the Plan year.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through two collective trusts (Wachovia Diversified Stable Value Fund and Stable Investment Fund of Wachovia). The fair value of the Plan’s interest in the Wachovia Diversified Stable Value Fund and Stable Investment Fund of Wachovia is based on information reported by the issuer of the collective trust at year-end. The contract value of the Wachovia Diversified Stable Value Fund and Stable Investment Fund of Wachovia represents contributions plus earnings, less participant withdrawals and administrative expenses. The Plan’s investments in the Wachovia Diversified Stable Value Fund and Stable Investment Fund of Wachovia are recorded on the financial statements at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The primary trustee for the Plan, Wachovia Bank, N.A., is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Plan Administrative Committee appoints the trustees responsible for maintaining custody of the Ingles stock component of the Ingles Stock Funds.

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Employer securities (quoted market prices)	$(2,517,105)
Mutual funds (quoted market prices)	(12,087)
Collective trust funds (quoted redemption values)	1,140,832

Total	$(1,388,360)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Employer Securities:
Ingles Stock Fund – Class B*	$27,961,960	$42,182,524
Mutual Funds:
Evergreen Short Intermediate Bond Fund Class I	4,309,769	3,604,010
Van Kampen Equity Income Fund Class A	6,143,797	6,503,360
Thornburg International Value Fund	4,215,320	—
Collective Trust Funds:
Wachovia Diversified Stable Value Fund	12,567,793	8,577,071
Enhanced Stock Market Fund of Wachovia	8,458,391	8,556,263

*	Part of Fund is nonparticipant-directed, see Note 4.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2007	2006
Net assets:
Employer securities:
Ingles Stock Fund – Class B	$5,951,228	$42,182,524

Year Ended December 31, 2007
Changes in net assets:
Net depreciation in fair value	$(2,231,746)
Distributions to participants	(4,963,391)
Transfers to other plan funds	(6,905,296)
Conversion from nonparticipant-directed status	(22,010,732)
Administrative expenses	(120,131)

Total	$(36,231,296)

As stated in Note 1, the Plan changes granted participants the ability to direct investments in the Ingles Stock Fund. Accordingly, the amounts converted to participant directed status are shown in the table above. As of December 31, 2007, the amount remaining in nonparticipant-directed funds was $5,951,228.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

6. Party-in-Interest Transactions

Participants may direct investment of their Plan balance into the AdviceTrack program where Wachovia, the Plan trustee, is responsible for managing the investments in Participant accounts. These transactions qualify as party-in-interest transactions. AdviceTrack investments utilize the following funds:

Enhanced Stock Market of Wachovia

Diversified Bond Group Trust of Wachovia

Stable Investment Fund of Wachovia

Evergreen International Bond Fund I

Pimco Real Return Fund Inst

Pimco High Yield Fund Inst

JP Morgan High Yield Fund

American Century Small Company I

T Rowe Price Real Estate Fund

Evergreen Strategic Growth I

T Rowe Price Equity Income

The Boston Company Small Cap Value I

Alger Small Cap Inst

Goldman Sachs Large Value Fund

T Rowe Price Growth Fund

Evergreen International Equity I

Lazard Emerging Markets Fund

Due to restrictions on the trading periods of the Ingles stock, effective May 2007 the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Ingles Stock Fund. Advances are interest free and will be repaid through the dividends received on the Ingles Class B stock and, if necessary, the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares. During 2007, the Plan Sponsor advanced a total of $2,600,000 to the Plan. All loans were repaid by the Plan at the end of the Plan year.

Supplemental Schedules

Ingles Markets, Incorporated Investment/Profit Sharing Plan

EIN: 56-0846267 Plan Number: 001

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Collective Trust Funds:
*	Wachovia Bank, N.A.	Wachovia Diversified Stable Value Fund	*	*	$12,567,793
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund of Wachovia	*	*	8,458,391
*	Wachovia Bank, N.A.	Diversified Bond Group Trust of Wachovia	*	*	1,534,866
*	Wachovia Bank, N.A.	Stable Investment Fund of Wachovia	*	*	545,366

					23,106,416
	Mutual Funds:
*	Wachovia Bank, N.A.	Evergreen Short Intermediate Bond Fund Class I	*	*	4,309,769
	American Beacon Advisors, Inc.	American Beacon Large Cap Value	*	*	923,011
	Columbia Wanger Asset Mgmt	Columbia Acon FD CL Z	*	*	1,703,708
	Goldman Sachs	Goldman Sachs Large Value Fund	*	*	333,046
	American Funds	American Funds Growth Fund of America Class A	*	*	1,501,765
	Dreyfus	Dreyfus MidCap Index Fund, Inc.	*	*	2,841,750
	Van Kampen	Van Kampen Equity Income Fund Class A	*	*	6,143,797
*	Wachovia Bank, N.A.	Evergreen International Bond Fund I	*	*	245,611
	PIMCO	Pimco Real Return Fund Inst	*	*	276,894
	PIMCO	Pimco High Yield Fund Inst	*	*	130,335
	JP Morgan Investment Advisors	JP Morgan High Yield Fund	*	*	282,640
	American Century	American Century Small Company I	*	*	60,113
	T. Rowe Price	T Rowe Price Real Estate Fund	*	*	89,335
	T. Rowe Price	T Rowe Price Growth Fund	*	*	294,832
*	Wachovia Bank, N.A.	Evergreen Strategic Growth I	*	*	212,252
	T. Rowe Price	T Rowe Price Equity Income	*	*	261,339
	Mellon	The Boston Company Small Cap Value I	*	*	78,301
	Alger	Alger Small Cap Inst	*	*	67,491
*	Wachovia Bank, N.A.	Evergreen International Equity I	*	*	277,888
	Thornburg Investment Mgmt	Thornburg Intl Value Fund RS	*	*	4,215,320
	Lazard	Lazard Emerging Markets Fund	*	*	73,232

					24,322,429

Ingles Markets, Incorporated Investment/Profit Sharing Plan

EIN: 56-0846267 Plan Number: 001

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year) (continued)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund – Class B	$7,003,203	27,961,960
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund	**	1,994,915

				29,956,875
*	Loans to participants	Interest rates of 5.0% to 10.5%; maturity dates of 2008-2019	**	3,943,124

				$81,328,844

*	Represents a party-in-interest.

**	Cost information has been included only for plan assets that contain non-participant directed investments.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

EIN: 56-0846267 Plan Number: 001

Schedule H, Line 4j –

Schedule of Reportable Transactions

Year Ended December 31, 2007

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset	(i) Net Gain / (Loss)
Category (iii) – Series of transactions in excess of five percent of Plan assets.

Ingles Markets, Incorporated	Ingles Stock Fund – Class B	$26,021	$—	$26,021	$26,021	$—

Ingles Markets, Incorporated	Ingles Stock Fund – Class B		12,014,839	2,162,198	12,014,839	9,852,641

Columns (e) and (f) have not been presented as this information is not applicable.

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets Incorporated Investment/Profit Sharing Plan

Date: June 23, 2008	By:	/s/ Robert P. Ingle
Robert P. Ingle
Plan Administrative Committee Chairman

	By:	/s/ James W. Lanning
James W. Lanning
Plan Administrative Committee Chairman

	By:	/s/ Ronald B. Freeman
Ronald B. Freeman
Plan Administrative Committee Chairman

EXHIBIT INDEX

Exhibit 23	Consent of Ernst & Young LLP